Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

                                       September 17, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Credit Opportunities 2020 Target Term Fund (CIK 0001686141)
Form N-2 File Number: 333-213924; 811-23194
Form N-2 Accession Number: 0001193125-16-728068
Filed October 3, 2016

Ladies and Gentlemen:

On behalf of Nuveen Credit Opportunities 2020 Target Term Fund (the “Fund”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), the Fund hereby requests the withdrawal of the registration statement on Form N-2 filing captioned above.  No securities were sold in connection with this filing.  The Fund did not commence a public offering of its shares or operations, and therefore wishes to abandon the registration statement.  On June 26, 2019, the Securities and Exchange Commission granted an order under Section 8(f) of the Investment Company Act of 1940 declaring that the Fund has ceased to be an investment company.
Pursuant to paragraph (b) of Rule 477, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of such filing.
If you should require additional information, or have any questions, please call me at (312) 964-3502.
                Very truly yours,
                /s/ David P. Glatz
                David P. Glatz

Copies to	E. Bentzinger
G. Zimmerman
E. Fess

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